FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Establishes New Manufacturing Company in Shaoguan, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 28, 2010 in Kyoto, Japan

Nidec Establishes New Manufacturing Company in Shaoguan, China

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that it established a new manufacturing subsidiary, NIDEC (SHAOGUAN) LIMITED (“New Subsidiary”), in Shaoguan, Guangdong Province, China.

1. Objectives of the New Subsidiary

The New Subsidiary manufactures brushless DC motors for cooling fans and optical disk drives in collaboration with Nidec (Dongguan) Limited, which was established in Dongguan, Guangdong province in 2002. Located in the same province, the two companies aim to strengthen Nidec’s manufacturing operations in the rapidly developing southern China.

2. Outline of the New Subsidiary (including plans)

(1) Name:

NIDEC (SHAOGUAN) LIMITED

(2) Address:

HuangHuaYuan Industrial Zone, Shixing County, Shaoguan City, Guangdong Prov., The People’s Republic of China

(3) Date of establishment:

October 10, 2010

(4) Capital:

$5,000,000 (25% invested by Nidec Corporation, and 75% by NIDEC (DONGGUAN) LIMITED

(1)

Representatives:

Mr. Norimasa Goto: Chairman

Mr. Yutaka Matsui: Vice Chairman

Mr. Yukio Serizawa: President

(6) Business:

Manufacturing of fan motors and ODD brushless DC motors

(7) Expected starting date:

November 2010

(8) Site area:

50,000 sq m

(9) Gross floor area of the factory:

28,000 sq m

(10) Number of floors:

South Blg – three floors; and North Bldg. – three floors

(11) Number of employees:

3,000 people

(12) Expected monthly production volume:

9,000,000 units

Disclaimer/Forward-looking Statements

This press release material contains forward-looking statements including expectations, judgments, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.

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